EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2014		2013		2012		2011		2010
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$586,910		$1,099,128		$945,045		$970,673		$846,825
Add:
Interest expense	79,271		78,505		88,835		75,332		64,839
Appropriate portion of rents (a)	40,291		37,006		33,736		30,696		34,544

Earnings available for fixed charges	$706,472		$1,214,639		$1,067,616		$1,076,701		$946,208

Fixed Charges:
Interest expense	$79,271		$78,505		$88,835		$75,332		$64,839
Appropriate portion of rents (a)	40,291		37,006		33,736		30,696		34,544

Fixed charges	$119,562		$115,511		$122,571		$106,028		$99,383

Ratio of earnings to fixed charges	5.91	X	10.52	X	8.71	X	10.15	X	9.52	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately one-third of total rental expense.